Ticker: PYMX www.polymedix.com Novel Therapeutics for Infectious Diseases and Innate Immune Disorders March 2013 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 165814 March 7, 2013

2 Disclaimer and Safe Harbor Forward - looking statements This presentation contains forward - looking statements which provide PolyMedix’s current expectations of future events. These statements often include words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate”, “objectives”, “goals”, or similar expressions. These statements are based on assumptions that we have made in light of our industry experience as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate. PolyMedix’s performance and financial results could differ materially from those reflected in these forward - looking statements. These may include anticipated scientific progress on research programs, development of potential pharmaceutical products, interpretation of research results, prospects for regulatory approval, market prospects for products, financial projections, and other statements regarding matters that are not historical facts, such as statements due to general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries as well as more specific risks and uncertainties such as those set forth in its filings with the U.S. Securities and Exchange Commission. Given these risks and uncertainties, any or all of these forward - looking statements may prove to be incorrect. Therefore, you should not rely on any such factors or forward - looking statements. Furthermore, PolyMedix does not intend (and is not obligated) to update publicly any forward - looking statements. Developing drugs is risky, expensive, and time - consuming. All timelines and projections are based on data currently available. Advancement to each next step of development is contingent on positive data from previous work supporting such progress. Additional required experiments and studies can add significant time and cost. Substantial delays and additional costs typically occur in drug development, and should be expected. You should consider these risks carefully before making any investment. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

3 Free Writing Prospectus Statement This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing . We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates and the registration statement has become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . The preliminary prospectus, dated March 7, 2013, is available on the SEC Web site at http:// www.sec.gov/cgi - bin/browse - edgar?action=getcompany&CIK=0001341843&owner=exclude&count=40 . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18 th Floor, New York, NY 10019, telephone: 212 - 813 - 1010, e - mail: prospectus@aegiscap.com .

4 Offering Summary Issuer Offering Size Securities Offered Clinical Trials for brilacidin and general working capital purposes Use of Proceeds Aegis Capital Corp. Sole Book - runner F ordham Financial Management & Emerging Growth Equities OTCBB: PYMX; Applied to list on the NasdaqCM under the symbol PYMX Listing/Ticker Co - Managers Approximately $25 million (15% over - allotment) PolyMedix , Inc. Common Stock

The Challenge: Antibiotic Development in the Face of Antimicrobial Resistance 5 Source: Antibiotic Resistance Fact Sheet of the Infectious Disease Society http://www.idsociety.org/

Market is Responsive to Differentiated Antibiotics Intravenous MRSA Drugs – 2011 Market Share (Volume & Sales) 6 Vancomycin 82% Daptomycin 8% Linezolid 10% I.V. Doses - US Daptomycin : 8% U.S. volume -- $700 M Vancomycin : 82% U.S. volume -- $200 M *Based on IMS Health Sales Data covering sales up to September 2011 and financial reports from Pfizer, Forest, Cubist, Theravance Vancomycin , $200 M Daptomycin , $700 M Linezolid, $600 M Market Sales - US

Product Indication Pre - Clinical Phase 1 Phase 2 Phase 3 Infectious Disease BRILACIDIN (intravenous) Skin Infections (ABSSSI) Blood Stream Infections* Respiratory Infections* Bone and Joint Infections* PMX - 1502 Fungal Infections PMX - tricyclics Gram - negative Infections Innate Immune Disorders BRILACIDIN (oral topical) Oral Mucositis * Clinical data for i.v. administration to be leveraged from data from ABSSSI studies Human clinical studies are planned for 2013 PolyMedix Pipeline & Mission 7 Creating and developing proprietary small molecule host defense protein (HDP) mimetics as novel therapeutics for infectious diseases & disorders of the innate immune system

Drug Design Approach 8 The biological activities of host defense proteins depend on an amphiphilic helix Host defense protein (HDP) PMX synthetic mimetic Charged; cationic Charged; cationic Hydrophobic Hydrophobic Capture structural and biological properties of HDPs using fully synthetic, nonpeptidic scaffolds and sidechains Not peptidomimetics peptide axis compound axis

9 Innate Immunity Anti - inflammatory Immuno - modulatory Anti - Microbial Anti - Viral Anti - Fungal Anti - Parasitic Anti - Bacterial Gram + Gram - Host Defense Proteins (HDPs) – Potential Therapeutic Universe

Host Defense Protein (HDP) Mimetics -- Platform Opportunities Innate Immunity Direct Antimicrobial Activity Barrier Function Bacterial Fungal Parasitic GI Mucosa Skin/Eye Respiratory M ucosa • Oral mucositis • IBD • IBS • Proctitis • GI - ARS • Periodontitis • Atopic dermatitis • Diabetic ulcers • Acne • Keratitis (eye) • Burns/abrasions • Cystic Fibrosis • Asthma • Chronic bronchitis • Lung - ARS • Chronic otitis media • Chronic sinusitis • ABSSSI (skin) • Respiratory • Blood stream • Bone & joint • Diabetic ulcers • STDs • Oral candidiasis • Disseminated • candidiasis • Aspergillosis • Malaria • Sleeping • sickness • Giardiasis Viral • Influenza • Herpes • RSV 10

Lead Compound: Brilacidin 11 Maintain Healthy Barrier • Anti - inflammatory properties • Anti - biofilm properties • Prevents ulceration in OM model Kill Pathogens • Concentration - dependent killing • Long half - life and post antibiotic effect • S ub - MIC activity Prevent Resistance • Single - dose 100% compliance • Rapidly cidal decreased mutations • Stationary phase activity kill persistent bacteria brilacidin

Brilacidin : Properties & Status Antimicrobial Properties: • New class of antibiotic • Rapidly bactericidal • Targeted G ram - positive activity • Low risk for resistance • Potent anti - biofilm activity Clinical Status: • ABSSSI: Safety & efficacy shown in proof - of - concept Phase 2a study • Planned Phase 2b study in U.S. • Short course of therapy possible • Oral Mucositis : • Planned proof - of - concept clinical trial in cancer patients in 2013 12 Anti - Inflammatory Anti - Biofilm Brilacidin Anti - Microbial

Acute Bacterial Skin and Skin Structure Infections (ABSSSI)
Large Market and Gateway to Serious Infections

ABSSSI Market

- Large market: ~14 M outpatient visits for skin infections in US[1]; 59% caused by MRSA[2]
- Market currently dominated by vancomycin, but other branded drugs achieve significant sales
- Trend towards outpatient treatment favors short-course therapy
- Differentiation is key for success

ABSSSI as a Development Strategy: Gateway Concept

- Serious infections frequently caused by MRSA
- Well defined development path with regulatory clarity
- Gateway to serious infections with unmet medical need
  - Mitigate risk by evaluating drug in a more clearly defined disease setting
  - Build clinical safety database
  - Establish differentiating properties and leverage advantages

[1]Hersh AL et al. *Arch Intern Med.* 2008;168:1585-91. [2]Moran GJ et al.NEJM 2006; 355:666-674

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ABSSSI Gateway – Several Targeted Indications 14 ABSSSI 14

Market Opportunity Beyond The Gateway Biofilm and Bacterial Resistance Call for Novel Therapeutics Key infections with unmet need: Diabetic Foot Infections (DFI): • >1 M of 23 M diabetics in US develop DFI 1 • D iabetes is growing globally Infective Endocarditis • Up to 28,000 US patients in 2009 based on hospital discharge survey 2 • Growing problem in aging population due to cardiac implants (385,000 pacemakers and valves/year) Prosthetic Joint Infections • 29,000 patients/year during 2001 - 2004 (66% increase over 1997 - 2000) 3 • Prosthetic joints carry a 1 - 9% risk for infection 4 • Difficult to treat; removing prosthetic joint is last resort • C ost of infection is >$50,000 4 • Growing problem in aging population • Increase in knee and hip implants (1 M current >> 4 M by 2030) 15 1 Margolis DJ, et al. Agency for Healthcare Research and Quality (US); 2011 http ://www.ncbi.nlm.nih.gov/books/NBK65149/ 2 http://www.heart.org/idc/groups/heart - public/@wcm/@ hcm/documents/downloadable/ucm_300297.pdf 3 Hellman et al. J Arthroplasty . 2010 Aug;25(5):766 - 71.e1. doi : 10.1016/j.arth.2009.05.025. Epub 2009 Aug 12 . 4 Tramuz and Zimmerli , Swiss Med Wkly. 2005 Apr 30;135(17 - 18):243 - 51.

Acute Bacterial Skin and Skin Structure Infections Brilacidin IV Phase 2 Clinical Trial in ABSSSI 16

Phase 2 Clinical Trial – Design Follows latest FDA guidance Trial conducted in Canada & Europe (Russia, Ukraine) Dosing: IV infusion 1x/day for 7 days (5 days on brilacidin + 2 days placebo; 7 days on daptomycin ) 215 patients, 4 arms, ~50 patients per arm Followed latest FDA guidance for lesion and early clinical response • ≥ 75 sq. cm 2 (redness, edema, and/or induration) 17 Patient Screening MSSA/MRSA Randomization Baseline Low (0.40 mg/kg load; 0.30 mg/kg qd x 4d) Comparator ( daptomycin ) Placebo Placebo Placebo Visit Assessments: Day 7 Day 3 Continuous safety assessments and analysis Evaluation post treatment Day 28 Day 10 Medium (0.75 mg/kg load; 0.35 mg/kg qd x 4d) High (1.0 mg/kg load; 0.35 mg/kg qd x 4d)

Patient Received Low Dose Brilacidin 18 Pre - treatment Day 10 Day 3 Objective Measurements: Serial photographs, cultures, and drug concentrations (PK/PD)

Clinical Response Efficacy Per Study Analysis Plan, ITT Population 19 Clinical Response Low dose n=52 Medium dose n=54 High dose n=54 Daptomycin n=55 Day 3 94.4% 90.7% 81.5% 90.6% Day 7 87.0% 92.6% 83.3% 96.2% Day 3 Day 7 Overlapping 95% Confidence Intervals; Consistent Efficacy

20 Sustained Response Low dose n=52 Medium dose n=54 High dose n=54 Daptomycin n=55 Day 10 90.2% 91.8% 95.5% 97.9% Day 28 95.7% 89.6% 95.6% 98.0% Sustained Clinical Response – Efficacy Per Study Analysis Plan, ITT Population Day 28 Day 10 Sustained Response at Day 10 for Day 3 Clinical Successes Sustained Response at Day 28 for Day 10 Clinical Successes

Time - to - Fever Resolution ITT Population (n=215) 21 Data presented at ICAAC, Sept. 2012

Safety Analysis Safety Population (n=215) 22 Low dose (n=52) Medium dose (n=54) High dose (n=54) Treatment Related Adverse Events Excluding numbness & tingling 9.6% (5) 5.6% (3) 7.4% (4) Numbness & tingling 65.4% (34) 64.8% (35) 87.0% (47) Total TRAE 75.0% (39) 70.4% (38) 94.4% (51) Discontinued due to TRAE 1.9% (1) 3.7% (2) 9.2% (5) Serious Adverse Events 1.9% (1) 3.7% (2) 3.7% (2) TRSAE 1.9% (1) 1.8% (1) 1.8% (1) Discontinued due to TRSAE 0 1.8% (1) 1.8% (1) Numbness & tingling was most common TRAE Appears dose - related No patient discontinued because of numbness/tingling Most cases were mild; all were transient; no intervention necessary Few cases (6/160; 3.8%) of transient elevation of SBP ( > 180mmHg ) Appears dose - related No evidence of end - organ involvement Half (3 of 6) had pre - existing HTN; only one (high dose) with consecutive elevations

Phase 2a ABSSSI Clinical Trial - Conclusions Efficacy: • High clinical response rates • Similar across all treatment groups (95% CIs overlap) • Efficacy comparable to active control ( daptomycin ) • Early & sustained clinical response • Rigorous study entry criteria, using FDA definitions for ABSSSI • Results suggest potential efficacy at lower doses and shorter courses Safety: • Brilacidin is safe and generally well - tolerated • Other than expected numbness & tingling, consistently low TRAE’s Phase 2b dose - finding study planned 23

Regulatory Clarity Recent meeting with FDA to discuss U.S. Phase 2b dose - optimization clinical trial in ABSSSI patients Provided FDA with Phase 2b protocol and PK/PD data to support shorter and lower brilacidin dosing regimens • FDA support for treating ABSSSI caused by both Staph and Strep • FDA support for proposed single - dose and three - day dosing regimens Plans to initiate Phase 2b in 2013 24

Phase 2B ABSSSI Trial - Planned Protocol Randomized , active controlled, e fficacy and safety e valuation of three shorter dosing r egimens of brilacidin for ABSSSI caused by Staphylococcus aureus or Streptococcus pyogenes (Group A Strep) 200 patients (50 per group) Endpoints: clinical success bounded by 95% confidence intervals Primary population: Intent - to - Treat (ITT ) Primary analysis: early clinical response measured at 48 - 72 hrs of treatment B rilacidin dosing: once daily i.v. infusion over 60 minutes for - a) 3 days (0.6 mg/kg day 1 + 0.3 mg/kg days 2 - 3) followed by 4 days of once daily placebo (normal saline); or b) 1 day (0.6 mg/kg) followed by 6 days of once daily placebo; or c) 1 day (0.8 mg/kg) followed by 6 days of once daily placebo; Active comparator: d aptomycin (7 days) 25

Brilacidin ABSSSI Planned Development to NDA

Phase 2b
- ~200 pts
- Single dose
- 3 days dosing

Phase 3
(~750 pts)

Phase 3
(~750 pts)

Additional Trials in Select Patients
(~25-50 pts each trial)
- Elderly
- Renally impaired
- Hepatically impaired
- Pediatric

NDA

2,000 patients (~1,500 on brilacidin)

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Ulcerative Oral Mucositis Brilacidin Oral Rinse for the Prevention of OM 27

Photo courtesy of Dr . Stephen Sonis , Brigham and Women’s Hospital, Harvard Medical School Oral Mucositis – An Unmet Medical Need Frequent complication of cancer treatment: radiation & chemotherapy Painful and debilitating inflammation & ulceration Patients unable to speak, eat or tolerate therapy Can be dose - limiting leading to reduction/ cessation of radiation and chemotherapy for cancer Significant unmet need 28

Cancer Oral Mucositis – Market Overview

Significant Market

- ~450,000 patients/year in U.S. alone[1]
- ~167,000 patients in US at risk for ulcerative oral mucositis
- 80-100% of head and neck cancer patients develop ulcerative oral mucositis

Cost of mucositis - pharmacoeconomic opportunities:

- 4-fold increased risk for septicemia in oral mucositis[2]
- 62% of patients require hospitalization; 70% with grade 3 or 4 require gastric feeding tubes[2]
- Oral mucositis adds ~$18,500 to the cost of treatment[3]
- 2010 Red Book price of Kepivance: $9,900 per treatment cycle (six infusions)

Limited competition

- Only one drug available (Kepivance for IV infusion; limited label); some medical devices with no or little relevant efficacy data (e.g., Gelclair)
- Limited treatment alternatives and development pipeline

[1] S. Sonis and information based on GLOBOCAN Cancer Statistics
[2] Sonis ST et al. Perspectives on cancer therapy-induced mucosal injury. Cancer. 2004;100:1995-2025
[3] Nonzee et al. Cancer 2008, 113:1446-52

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Hamster Model for Oral Mucositis

Pre-Clinical Scoring System

Score	Description
0	Pouch completely healthy. No erythema or vasodilation.
1	Light to severe erythema and vasodilation. No erosion of mucosa.
2	Severe erythema and vasodilation. Erosion of superficial aspects of mucosa leaving denuded areas. Decreased stippling of mucosa.
3	Formation of off-white ulcers in one or more places. Ulcers may have a yellow/gray appearance due to pseudomembrane formation. Cumulative size of ulcers should equal about ¼ of the pouch. Severe erythema and vasodilation.
4	Cumulative size of ulcers should equal about ½ of the pouch. Loss of pliability. Severe erythema and vasodilation.
5	Virtually all of pouch is ulcerated. Loss of pliability (pouch can only partially be extracted from mouth.

Ulceration: Clinically-significant stage → 3

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Brilacidin - OM Reduces Ulceration (Dose - Dependent) Acute Radiation Model in Hamsters 31 Data presented at ASCO, June 2012 Study Design: • Brilacidin - OM administered 3x/day as topical rinse @ doses of 0.3, 1, 3 or 10 mg/ml over 28 days Results seen with Brilacidin - OM: • Reduced animal days w/ ulcerative oral mucositis by >90% • From 42.7% to 2 - 4% • High statistical significance *** *** *** 0 10 20 30 40 50 Vehicle Brilacidin-OM (0.3 mg/ml) Brilacidin-OM (1 mg/ml) Brilacidin-OM (3 mg/ml) Brilacidin-OM (10 mg/ml) % Animal Days w/ Score ≥ 3 ***: P < 0.001

PMX-13: Percent of Animal Days with Mucositis Scores  3 Untreated ControlVehicle Control: Day 0-35PMX30063: Day 0-35PMX30063: Day 10-24PMX30063: Day 18-35 0 10 20 30 40 50 60 p< 0.001 p< 0.001 Percent of Animal Days with Mucositis Score  3 Brilacidin - OM Prevents Ulceration Fractionated Radiation Model in Hamsters 32 • Robust efficacy with 0 - 35 and 10 - 24 day dosing schedules • Highly reproducible results in stringent oral mucositis model • Brilacidin showed efficacy when started 1 day after the last radiation dose (Day 10) 6.5 Gy days 0 – 3 and 6 – 9 3 mg/ml brilacidin TID

Brilacidin -- Opportunity for Use in Human Oral Mucositis 33 • High efficacy in preventing ulceration in widely used, established model of oral mucositis • Robust and highly reproducible activity – clearly outperforms other compounds tested in model • Easy to use t opical delivery ( mouthwash) • User friendly; easy complement to normal hygiene regimen • More direct translation from animal model to human setting • Favorable Pre - IND FDA communication • Outlines clinical & regulatory path • Planned clinical study in patients in 2013 • Significant commercial opportunity and favorable competitive landscape

Phase 2 Oral Mucositis – Planned Protocol

- Phase 2, Multi-center, Randomized, Double-blind, Placebo-controlled
- Control and prevent oral mucositis in patients with Head and Neck Cancer receiving chemotherapy and radiation therapy
- "Swish and spit" brilacidin 3x/daily for 7 weeks – 15 ml oral mouthwash
- 60 patients – 30 each of drug or placebo
- Primary endpoint: proportion of patients with clinically observed severe ulcerative mucositis (WHO grade > 2) at a cumulative radiation dose of 55 Gy
- Secondary endpoints: health resource use/pharmacoeconomics; mouth soreness
- Additional dose regimen possible

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Brilacidin - OM Planned Development to NDA 35 Phase 2 POC (~60 pts ) Phase 3 (~240 pts ) Note: Kepivance / palifermin approved on single Phase 3 (~300 patients total) NDA ~ 300 patients (~150 on brilacidin )

Brilacidin for Oral Mucositis - Summary and Perspective Oral mucositis caused by cancer therapy is: • Painful and debilitating, costly, and an unmet medical need • An attractive commercial opportunity based on incidence and pricing opportunity An oral rinse of b rilacidin for ulcerative oral mucositis : • Brilacidin displays robust and reproducible efficacy in relevant animal model • Topical formulation may translate more predictably to human setting • Easy - to - use mouthwash Clinical path for oral mucositis : • Pre - IND FDA communication suggests that clinical trial can be initiated in patients • Possible accelerated program with one phase 3 study 36

Upcoming Milestones and Value Proposition 37 Value Proposition (Financial; Immediate) • Financing – bolster balance sheet • Revised capital structure • NASDAQ listing • Opportunity for market capitalization to better reflect technology value Value Proposition (Medium - Term; by mid - 2014) • Data from Phase 2b ABSSSI dose - finding study • Schedule end - of - phase 2 FDA m eeting in ABSSSI • Data from c linical efficacy study in oral mucositis Value Proposition (Long - Term) • Build - out HDP - mimetic portfolio beyond ABSSSI and oral mucositis • Partner select portfolio opportunities

Financial Summary – As of December 31, 2012 38 Balance Sheet: Cash & Investments: $2,401,000 Debt: $6,724,000 Capitalization: Pro forma (1) Common Stock: 2,136,000 Options: Weighted Average Strike 417,000 $57.50 Warrants: Weighted Average Strike 951,000 $49.50 (2) Total Fully Diluted Shares: 3,504,000 (1) Assumes 50 for 1 reverse split (2) Excludes price reset of 241,375 Series D Warrants

Ticker: PYMX www.polymedix.com Novel Therapeutics for Infectious Diseases and Innate Immune Disorders March 2013